BALANCE SHEET
December 31, 2015

		2015
ASSETS		
Cash and cash equivalents	$	0
Accounts receivable		
Real estate owned, net		
Intangible assets, net		82
Goodwill		
Total assets	$	82
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$	450
Other current liabilities		450
Accrued interest payable and other liabilities		
Loans from shareholders		23,483
Total liabilities	$	24,933
Shareholders' equity		
Common stock, $.000001 par value;		1
1,000,000 shares authorized; 1,000,000 shares issued		
Additional paid-in capital		149
Retained earnings		(24,001)
Total shareholders' equity	$	(23,851)
Total liabilities and shareholders' equity	$	82

INCOME STATEMENT
December 31, 2015

			2015
Revenues		$	0
Expenses			
Rent expense	9,809		
Utilities expense	1,795		
Supplies expense	25		
Automobile expense	6,001		
Website expense	524		
Professional fees	600		
Travel expenses	1,009		
Meetings and conference expenses	1,745		
Amortization	30		21,538
Net income		$	(21,538)
Other comprehensive income adjustments		$	0
Comprehensive income		$	(21,538)

CASH FLOW
December 31, 2015

Cash flows from operating activities		<u>2015</u>
Net income	$	(21,538)
Adjustments to reconcile net income to net cash		
from operating activities		
Net amortization		30
Increase in accrued expenses		200
Net cash from operating activities	$	<u>(21,308)</u>
Cash flows from investing activities		
Net cash from investing activities	$	<u>0</u>
Cash flows from financing activities		
Proceeds from loan	$	<u>21,308</u>
Net cash from financing activities	$	<u>21,308</u>
Net change in cash and cash equivalents	$	<u>0</u>
Beginning cash and cash equivalents	$	<u>0</u>
Ending cash and cash equivalents	$	<u>0</u>

ORGANIZATION AND NATURE OF ACTIVITIES

Perchance, Inc. ("the Company") is a mobile application that offers users a second chance at reconnecting with someone they may have shared a passing moment with. Using GPS, Perchance locates other users that were in your immediate vicinity at the same time as you. If two users confirm a missed connection, the Perchance application gives them the ability to coordinate a time and venue to meet.

The Company will conduct an equity crowdfund offering to commence during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue is a going concern and to achieve management's objectives will be dependent on the outcome of the offering or management's other efforts to raise operating capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Equipment

The Company capitalizes equipment with an original purchase price of $100 or more. Equipment is capitalized on a straightline basis in accordance with the asset lives specified under the Internal Revenue Service Modified Adjusted Cost Recovery System.

Convertible Notes

The Company has the following notes outstanding:

$23,483 total investment in Company from Friends and Family round through a SAFE agreement and from Company Management. This agreement grants the investors in this round a future interest in equity which converts at the time Company has a raise of $250,000 or greater. The valuation of the company will be determined at this time by the average of three financial experts (assigned by Company Management, the next investors, and a neutral third party). The equity of each investor against the valuation of Company will determine the equity of each investor.

Income Taxes

The Company is subject to tax in the federal jurisdiction of the United States.
The Company recognized net operating losses for tax years 2015 and 2014. These losses have passed through to the Company shareholders on their personal tax returns, as Company is an S CORPORATION. The Company is up to date in its federal income tax filings. The Company's federal tax filings will be subject to inspection by the Internal Revenue Service for three years after the original due date or the filing date, whichever is later.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality institutions and at times may exceed the amount of insurance provided on such deposits.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 18, 2017, the date that the financial statements were available to be issued.

BALANCE SHEET
December 31, 2016

		2016
ASSETS		
Cash and cash equivalents	$	12,564
Accounts receivable		
Real estate owned, net		
Intangible assets, net		52
Goodwill		
Total assets	$	12,616
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$	0
Other current liabilities		0
Accrued interest payable and other liabilities		
Loans from shareholders		40,507
Total liabilities	$	40,507
Shareholders' equity		
Common stock, $.000001 par value; 1,000,000 shares authorized; 1,000,000 shares issued		1
Additional paid-in capital		149
Retained earnings		(28,041)
Total shareholders' equity	$	(27,891)
Total liabilities and shareholders' equity	$	12,616

INCOME STATEMENT
December 31, 2016

			2016
Revenues		$	0
Expenses			
Utilities expense	1,362		
Supplies expense	122		
Automobile expense	1,176		
Taxes and licenses	150		
Website expense	156		
Professional fees	410		
Amortization	30		
Meals and entertainment	634		4,040
Net income		$	(4,040)
Other comprehensive income adjustments		$	0
Comprehensive income		$	(4,040)

CASH FLOW
December 31, 2016

	2016
Cash flows from operating activities	
Net income	$ (4,040)
Adjustments to reconcile net income to net cash from operating activities	
Net amortization	30
Decrease in accrued expenses	(450)
Net cash from operating activities	$ (4,460)
Cash flows from investing activities	
Net cash from investing activities	$ 0
Cash flows from financing activities	
Proceeds from loan	$ 17,024
Net cash from financing activities	$ 17,024
Net change in cash and cash equivalents	$ 12,564
Beginning cash and cash equivalents	$ 0
Ending cash and cash equivalents	$ 12,564

ORGANIZATION AND NATURE OF ACTIVITIES

Perchance, Inc. ("the Company") is a mobile application that offers users a second chance at reconnecting with someone they may have shared a passing moment with. Using GPS, Perchance locates other users that were in your immediate vicinity at the same time as you. If two users confirm a missed connection, the Perchance application gives them the ability to coordinate a time and venue to meet.

The Company will conduct an equity crowdfund offering to commence during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue is a going concern and to achieve management's objectives will be dependent on the outcome of the offering or management's other efforts to raise operating capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Equipment

The Company capitalizes equipment with an original purchase price of $100 or more. Equipment is capitalized on a straightline basis in accordance with the asset lives specified under the Internal Revenue Service Modified Adjusted Cost Recovery System.

Convertible Notes

The Company has the following notes outstanding:

$40,507 total investment in Company from Friends and Family round through a SAFE agreement and from Company Management ($25,500 of which is the total from the entire Friends and Family round). This agreement grants the investors in this round a future interest in equity which converts at the time Company has a raise of $250,000 or greater. The valuation of the company will be determined at this time by the average of three financial experts (assigned by Company Management, the next investors, and a neutral third party). The equity of each investor against the valuation of Company will determine the equity of each investor.

Income Taxes

The Company is subject to tax in the federal jurisdiction of the United States.
The Company recognized net operating losses for tax years 2016 and 2015. These losses have passed through to the Company shareholders on their personal tax returns as Company is an S Corporation. The Company is up to date in its federal income tax filings. The Company's federal tax filings will be subject to inspection by the Internal Revenue Service for three years after the original due date or the filing date whichever is later.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality institutions and at times may exceed the amount of insurance provided on such deposits.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 18, 2017, the date that the financial statements were available to be issued.